FORM 51-102F3

Material Change Report

Item 1
Name and Address of Issuer

PolyMet Mining Corp.
2350 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
(604) 669-4701
(the "Company")

Item 2	Date of Material Change

September 1, 2005, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Ontario and the TSX Venture Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

Further to the news release on August 25, 2005 the Company received TSX Venture Exchange approval to its previously announced non-brokered private placement financing. The placement consists of 6,672,219 units (“Units”) at a price of $0.90 per Unit for gross proceeds of $6,004,997. Each Unit consists of one share (a “Share”) and one half of a share purchase warrant. One full warrant (a “Warrant”) will permit the holder to purchase a further share (a “Warrant Share”) for a period of 30 months from issuance at a price of $1.25 per Warrant Share, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over $2.50 per share for 20 consecutive trading days, the Company will have the right to accelerate the expiry of the Warrants upon giving 30 days notice to the holders thereof.

Finders’ fees of 8% and in some cases 10% were paid on portions of the placement for an aggregate cash and share amount of $114,099 and 216,000 common shares.

The proceeds of the private placement will be used to further the completion of a Definitive Feasibility Study on the NorthMet Project. The proceeds of the exercise of Warrants, if any, will provide additional general working capital.

Item 5		Full Description of Material Change

Please see attached news release.

Item 6.		Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7		Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8		Senior Officer/Director

	Contact:	Terese J. Gieselman
Tel: (604) 669-4701

Item 9.		Date Of Report

DATED at Vancouver, BC, this 1st day of September, 2005

POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

POLYMET MINING CORP. COMPLETES
THE NON-BROKERED PRIVATE PLACEMENT FINANCING FOR 6,672,219 UNITS

Vancouver, British Columbia, September 1, 2005 – PolyMet Mining Corp. (the “Company”) William Murray, President of PolyMet is pleased to advise the Company received TSX Venture Exchange approval to its previously announced non-brokered private placement financing on August 25, 2005. The placement consists of 6,672,219 units (“Units”) at a price of $0.90 per Unit for gross proceeds of $6,004,997. Each Unit consists of one share (a “Share”) and one half of a share purchase warrant. One full warrant (a “Warrant”) will permit the holder to purchase a further share (a “Warrant Share”) for a period of 30 months from issuance at a price of $1.25 per Warrant Share, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over $2.50 per share for 20 consecutive trading days, the Company will have the right to accelerate the expiry of the Warrants upon giving 30 days notice to the holders thereof.

Finders’ fees of 8% and in some cases 10% were paid on portions of the placement for an aggregate cash and share amount of $114,099 and 216,000 common shares.

The proceeds of the private placement will be used to further the completion of a Definitive Feasibility Study on the NorthMet Project. The proceeds of the exercise of Warrants, if any, will provide additional general working capital.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to “hold period” of four months plus one day expiring on January 1, 2006.

* * *

POLYMET MINING CORP.
For further information, please contact:
PolyMet Mining Corp.	Per: “William Murray”
Warren Hudelson, Public Affairs
218-245-3634	William Murray, President
whudelson@polymetmining.com

Cautionary Statement on Forward-Looking Information
The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture
Exchange has not reviewed and does not accept responsibility fro the adequacy or accuracy of this news release.